Filed pursuant to Rule 424(b)(3)
File No. 333-280841

CALLODINE SPECIALTY INCOME FUND
(the “Fund”)

Class I Shares (CALIX)
Class A Shares (CALLX)
Class C Shares (CALSX)

March 19, 2026

Supplement to the Prospectus and Statement of Additional Information (“SAI”),

each dated August 15, 2025, as previously supplemented

This Supplement provides new and additional information beyond that contained in the Prospectus and SAI and should be read in conjunction with the Prospectus and SAI.

At a special meeting of shareholders held on March 18, 2026, shareholders approved a new sub-advisory agreement by and among the Fund, Callodine Capital Management, LP (“Callodine” or the “Investment Adviser”) and Corrum Capital Management LLC (“Corrum Capital”). As a result and effective immediately, Corrum Capital, located at 1300 S. Church Street, Charlotte, NC, 28203, will provide investment advisory and other services to a portion of the assets of the Fund, as allocated by Callodine.

Effective immediately, the following disclosure is hereby added to the Fund’s prospectus in the sections so identified:

1)   “FUND SUMMARY — Investment Objective and Strategies” beginning on page 2:

Entertainment Lending

The Fund intends to lend capital to borrowers across the music, sports, and entertainment industries secured by cash-flowing assets. Collateral includes, but is not limited to, music and media intellectual property (“IP”), sports franchises, broadcasting rights, and other contractual music, sports, and entertainment (collectively, “Entertainment”) related cashflows and assets globally with an emphasis on North America, UK, and Europe.

Aviation Finance

The Fund intends to acquire commercial aircraft on lease to commercial airlines globally and lend capital to borrowers in the aviation industry secured by aviation assets such as aircraft, spare parts, and engines and operating companies in the aviation industry.

2)   “FUND SUMMARY — Fees and Expenses” beginning on page 4:

The Investment Adviser compensates Corrum Capital Management LLC on a quarterly basis, in an amount of (i) 80% of the Investment Advisory Fee collected by the Fund with respect to the average daily net assets in the Allocated Portion (as defined in the Sub-Advisory Agreement), after giving effect to any applicable Fund fee waivers and expense limits and Fund expenses outside the expense limitation agreement, including without limitation distribution and shareholder servicing fees and (ii) the lesser of: (a) 80% of the Incentive Fee calculated with respect to the Allocated Portion for the preceding quarter, if any, and (b) 80% of the pro rata portion of the Incentive Fee paid by the Fund in the preceding quarter based on the Incentive Fee calculated with respect to the Allocated Portion as a portion of the Fund’s Incentive Fee for the preceding quarter, if any.

3)   “PRINCIPAL RISK FACTORS — INVESTMENT STRATEGY-SPECIFIC INVESTMENT-RELATED RISKS” beginning on page 23:

RISKS OF INVESTMENTS IN SPORTS AND ENTERTAINMENT.    The Fund may invest in the sports and entertainment business. Investments in these types of businesses are subject to risks that include, among others, destruction, loss, terrorist attacks, industry-specific regulation, operating failures and labor relations. Financial stability of sports clubs and leagues are affected by factors such as global supply and demand, investors’ expectations with respect to the rate of inflation, currency exchange rates, interest rates, and global or regional political, economic or financial events and situations. Markets can be volatile at times, and there may be sharp fluctuations in prices even during periods of rising prices.

Competition for an Entertainment loan is based principally upon loan interest rate, tenor, amortization profile, covenants and other structuring, reputation, management expertise, speed of execution, and other factors. The Fund’s competitors may have greater resources than it has, and some competitors have significantly greater operating and financial resources. In addition, some competing Entertainment lenders may have a lower overall cost of capital and may provide inducements to potential borrowers that the Fund cannot provide. There can be no assurance that the Fund will be able to compete effectively against present and future competitors or that the competitive pressures will not have an adverse effect on the Fund’s business or financial condition.

Consumer and Advertising Spending.    The Entertainment industry is heavily dependent on various spending factors that are not within the Fund’s control, including but not limited to general economic conditions affecting consumers’ and corporate spending, spending on streaming subscriptions, physical and other music types, global content and/or content subscriptions, advertising, live events, and any other consumer spending. Any decline in this spend may negatively impact borrowers’ ability to make timely payments of principal and interest and valuation of collateral, among other factors.

Borrower Concentration.    A concentration of loans with the same borrower can pose increased risks. For instance, if a borrower that is a significant obligor experiences financial difficulty, it could attempt to avert performance under a loan by filing a bankruptcy petition that might have the effect of interrupting loan payments for an indefinite period. Such a disruption of loan payments would have a greater impact on revenues than if revenues were more widely distributed across borrowers. Local economic and political conditions can influence the performance of borrowers located in a particular region.

Entertainment Industry Technology.    The Entertainment industry is becoming increasingly innovative and new technology are constantly being introduced. The Fund may derive significant royalty revenues from industry technologies such as streaming, which may be subject to continuous technological change. Technology may continue to alter consumer tastes, preferences, behavior and the means by which entertainment is consumed. Certain technological advancements, such as an increase in use and efficacy of artificial technology, could impact the production, distribution and consumption of Entertainment assets. Any technology changes that negatively impact entertainment consumption volume and price may adversely impact the investment performance of the Fund.

Royalties.    The Fund anticipates maintaining significant exposure to assets that derive their value from rights to music royalty cash flow streams. Investing in royalties involves specific risks, which include: limited royalty performance histories and uncertainty regarding future royalty performance; rapidly changing technologies and products which may quickly become obsolete or impact the rate and amount of associated royalty cash flow; cyclical patterns in entertainment industry spending which may result in lower levels of royalty cash flow; changes in the availability of and economics provided by distribution, including distribution provided by record labels, terrestrial radio stations, streaming radio stations, streaming content platforms, and video advertising (TV, film, and streaming content); the possibility of lawsuits related to copyrights; and changing investors’ sentiments and preferences with regard to investments in royalties (which may generally be perceived as risky) with their resultant effect on the price of underlying securities.

In addition, adherence to copyright law in the U.S. and foreign markets may disproportionately affect the asset value and revenue streams of royalties. The cash flows provided to royalties are highly dependent upon the willingness of consumers, brands, and other revenue sources. Royalties are inherently illiquid assets and the Fund may be subject to fluctuations in market value of assets in general. The Fund is thus subject to these and other risks associated with royalties to a much greater extent than a fund that does not emphasize these investments.

Piracy.    The Fund may make investments in copyright assets. These types of assets are subject to risks associated with intellectual property piracy. Technology has facilitated both the positive distribution of Entertainment assets and the negative unauthorized use and reproduction of such assets. Authorized use and reproduction of own copyright may not come with required royalty payments, thus negative impacting revenues otherwise due to the Fund.

The Napster-era of 1999 to 2002 epitomized music piracy on a global scale. The subsequent rise of Digital Service Providers (“DSPs”) has negatively impacted the economics of unauthorized distribution of pirated music. Consumer behavior has similarly shift to paid-for music distribution services. DSPs have sought to enhance their value propositions by offering premium services, premium access, and premium content, further drawing consumers into positive economic authorized consumption relationships.

If consumers once again turn to unauthorized distribution services of pirated content, royalty revenues of the Fund may be adversely affected. The inability to successfully enforce copyright law may adversely affect royalty revenues due to the Fund.

Distribution Partner Profitability.    The Fund’s borrowers may derive significant royalty revenues from DSP partners. As such, the Fund may be affected by the economic health and profitability of such DSP partners. As DSPs adjust the prices of their products to attract consumers in a competitive market, the DSPs ability to pay higher royalty rates to the Fund’s borrowers may be negatively impacted. The positive or negative adjustment to consumer prices at the DSP may negatively impact the DSPs profitability and the DSPs ability to pay higher royalty rates. A negative impact to DSP profitability and its ability to pay higher royalty rates may negatively impact the profitably of the Fund’s borrowers. Any resulting default by borrowers due to a decrease in profitability will impact the investment performance of the Fund.

Distribution Partner Concentration.    The entertainment distribution ecosystem is concentrated amongst a small group of competitors. Increased market share and market power by a particular distribution partner may negatively impact the investment performance of the Fund. Concentrated share of a particular distribution partner may subject the Fund to the success or failure of such distribution partner. Dominant and abusive market power by any particular upstream ecosystem partner may negatively affect downstream partners, including the Fund.

Performance Rights Organizations.    Performance rights organizations (“PROs”) provide intermediary functions, principally the collection of royalties, between copyright holders and parties who wish to use copyrighted works publicly in locations such as bars and restaurants. Changes in the performance, policies, and royalty splits set by PROs may negatively impact the royalty revenues collected by the Fund’s borrowers. More than 100 PROs exist globally. If a particular PRO changes the way it collects royalties or changes royalty rates, the royalty revenues paid to the Fund’s borrowers through that PRO may be negatively affected. If a particular PRO changes the way it collects royalties or changes royalty rates, the royalty revenues paid to the Fund’s borrowers for a particular asset may be lower than when the Fund unwrote the acquisition of such asset.

PROs are predominantly comprised of artists, songwriters, and music publishers. Major music publishers have historically had significant control and influence over individual PROs. Such control and influence may lead to decisions that negatively impact the investment performance of the Fund’s borrowers. Any resulting default by borrowers due to a decrease in profitability will impact the investment performance of the Fund.

Risks related to Aircraft Leasing.    The Fund may invest in aircraft leasing. Aircraft leasing and re-marketing of commercial aircraft is highly competitive. The Fund may encounter competition from other entities that selectively compete with it, including airlines, manufacturers, financial institutions and other aircraft owners. The Fund’s competitors may have greater resources than it has. Some of the Fund’s competitors have significantly greater operating and financial resources than the Fund. In addition, some competing aircraft lessors may have a lower overall cost of capital and may provide financial services, maintenance services or other inducements to potential lessees that the Fund cannot provide. There can be no assurance that the Fund will be able to compete effectively against present and future competitors or that the competitive pressures will not have an adverse effect on the Fund’s financial condition.

Re-Leasing.    In order to continue to generate revenues, the Fund will need to re-lease aircraft as the leases expire or are prematurely terminated. The Fund’s ability to re-lease aircraft, as well as its ability to obtain lease rates and terms comparable to those contained in the current leases, may be impaired by the supply and demand, the economic condition of the carrier industry, cyclical changes in interest rates and the availability of credit, fluctuations in the cost of fuel and other materials, the supply of competing aircraft, other factors affecting the demand and lease rates for aircraft generally and for particular aircraft types, the ability to repossess the aircraft from a defaulted lessee, the ability to export an aircraft from or import the aircraft to a given jurisdiction, the effect of recent changes in lease accounting standards for lessees, and competition from other aircraft lessors.

Lessee Concentration.    A concentration of leases with the same lessee can pose increased risks. For instance, if a lessee that is a significant obligor experiences financial difficulty, it could attempt to avert performance under a lease by filing a bankruptcy petition that might have the effect of interrupting lease payments on the related aircraft for an indefinite period. Such a disruption of lease payments would have a greater impact on revenues than if revenues were more widely distributed across lessees. Local economic and political conditions can influence the performance of lessees located in a particular region.

Lease Defaults; Lease Terminations and Repossessions.    Although the Fund will have the contractual right to repossess aircraft and to exercise remedies upon a lessee default, it may incur significant costs in the process in excess of those costs normally incurred in connection with an aircraft returned at the end of a lease. Those costs include legal and other expenses of court or other governmental proceedings (including the cost of posting surety bonds or letters of credit necessary to effect repossession of the aircraft), to obtain possession and/or re-registration of the aircraft and flight and export permissions, particularly if the lessee is contesting the proceedings or is the subject of insolvency proceedings. Delays resulting from any of these proceedings would also increase the period of time during which the relevant aircraft are not generating revenue under the lease. In addition, the Fund may incur substantial maintenance or repair costs that a defaulting lessee has failed to pay and may need to pay any debt secured by liens, taxes and governmental charges on the aircraft to obtain clear possession and to remarket the aircraft effectively. Fund may also incur costs in connection with the physical repossession of the aircraft and the direct costs of storing the aircraft and ultimately returning the aircraft to an appropriate jurisdiction. These costs are in addition to the acceleration of costs of transitioning the aircraft to a new lessee.

Airline Reorganizations.    In recent years, various airlines around the world have filed for protection under their local bankruptcy and insolvency laws and, in recent years, certain airlines went into liquidation. Any further bankruptcies, liquidations, consolidations or reorganizations may result in large numbers of aircraft becoming available for lease or purchase at reduced lease values or acquisition prices and reduce the number of potential lessees and operators of particular models of aircraft, either of which would result in inflated supply levels and consequently decreased aircraft values for any such models and lease rates in general. Bankruptcies and reorganizations may lead to the grounding of significant numbers of aircraft, rejection or other termination of leases and negotiated reductions in aircraft lease rentals, with the effect of depressing aircraft market values. In addition, requests for labor concessions may result in significant labor disputes which could lead to strikes, slowdowns or may otherwise adversely affect labor relations, thereby worsening the financial condition of the airline industry and further reducing aircraft values and lease rates. Additional reorganizations or liquidations by airlines under applicable bankruptcy or reorganization laws or further rejection or abandonment of aircraft and aircraft leases by airlines in bankruptcy proceedings may depress aircraft values and aircraft lease rates.

Impairment of Lessees’ Ability to Finance Operations.    As demonstrated in the recent past, the global capital markets can be highly volatile and available credit from the capital markets and financial institutions can be significantly constrained. Many of the lessees have expanded their airline operations through borrowings and are leveraged. Such lessees will depend on banks and the capital markets to provide working capital and to refinance existing indebtedness. To the extent such funding is unavailable or available only at high interest costs or on unfavorable terms, and if the capital markets do not allow equity financing as an alternative, lessees operations and operating results may be adversely affected and they may not comply with their respective payment obligations to a lessor, including the Fund.

4)   “MANAGEMENT OF THE FUND — Investment Adviser — PORTFOLIO MANAGERS” beginning on page 47:

Jason Cipriani.    Jason Cipriani is the Chief Executive Officer of Corrum Capital Management LLC and a voting member of the Firm’s Investment Committee. Prior to founding Corrum Capital, Jason was at Bank of America with responsibility for the company’s alternative investments portfolio. Jason previously held other roles within Bank of America’s Global Corporate and Investment Bank. Prior to joining Bank of America, he held various corporate finance positions at Paramount/VIACOM, Time Warner Cable, and PL Industries where he had responsibility for financial operations in Mexico. Jason currently serves on the Boards of Directors of the following Corrum Capital portfolio companies: AvAir LLC, Carolous Aviation Leasing LLC, and Wings Capital Partners LLC. He is active in the Charlotte, NC community and in 2008 was named as one of Charlotte’s 40 Under 40 by the Charlotte Business Journal. Jason is a founding board member and Chair of The Gift of Adoption of the Carolinas and is a member of the Board of Directors and Treasurer of HoopTee Charities, Inc, and previously served on the Board of Trustees of the Urban Ministry Center. Jason received a BS from Virginia Polytechnic Institute and State University and an MBA from the University of North Carolina at Chapel Hill.

Jonathan Mandle, CFA.    Jonathan Mandle is the Chief Investment Officer of Corrum Capital Management LLC and a voting member of the Firm’s Investment Committee. Prior to founding Corrum Capital, Jonathan was a Managing Director and the Head of Credit and Absolute Return at an affiliate of Bank of America where he worked with the Corrum Capital team. Previously, he was a Director at the University of California, Office of the Treasurer of the Regents, where he built and managed a multi-billion-dollar absolute return, credit, and opportunistic portfolio. Prior to that, he built and managed customized investment portfolios at NEPC. Jonathan began his career as a Research Associate focused on domestic and international equity, credit, and fixed income investments at Fidelity Investments. Jonathan currently is a board member of Peace First and was formerly an adjunct professor at the University of San Francisco. Jonathan received a BS and an MBA from Boston College and is a Chartered Financial Analyst Charterholder.

5)   “INVESTMENT ADVISORY AND INCENTIVE FEES” beginning on page 50:

The Investment Adviser compensates Corrum Capital Management LLC on a quarterly basis, in an amount of (i) 80% of the Investment Advisory Fee collected by the Fund with respect to the average daily net assets in the Allocated Portion (as defined in the Sub-Advisory Agreement), after giving effect to any applicable Fund fee waivers and expense limits and Fund expenses outside the expense limitation agreement, including without limitation distribution and shareholder servicing fees and (ii) the lesser of: (a) 80% of the Incentive Fee calculated with respect to the Allocated Portion for the preceding quarter, if any, and (b) 80% of the pro rata portion of the Incentive Fee paid by the Fund in the preceding quarter based on the Incentive Fee calculated with respect to the Allocated Portion as a portion of the Fund’s Incentive Fee for the preceding quarter, if any.

Effective immediately, the following disclosure is hereby added to the Fund’s SAI in the sections so identified:

6)   “INVESTMENT MANAGEMENT AND OTHER SERVICES — The Sub-Advisers” beginning on page 10:

Corrum Capital Management LLC, located at 1300 South Church Street, Charlotte, NC 28203, is registered with the SEC as an investment adviser and manages, as of December 31, 2025, with approximately $1.4 billion in assets.

7)   “INVESTMENT MANAGEMENT AND OTHER SERVICES — The Portfolio Managers” beginning on page 11:

Corrum Capital Management LLC: Subject to the oversight of the Callodine Capital portfolio management team, Jason Cipriani and Jonathan Mandle are portfolio managers for the Fund’s Entertainment Lending and Aviation Finance sub-strategies.

Other Accounts Managed by the Portfolio Managers(1)

	Type of Accounts	Total # of Accounts Managed	Total Assets ($mm)	# of Accounts Managed that Advisory Fee Based on Performance	Total Assets that Advisory Fee Based on Performance ($mm)
(1). Jason Cipriani	Registered Investment Companies:	0	$0	0	$0
	Other Pooled Investment Vehicles:	17	$893.67	17	$893.67
	Other Accounts:	9	$505.64	3	$190.72
(2). Jonathan Mandle	Registered Investment Companies:	0	$0	0	$0
	Other Pooled Investment Vehicles:	17	$893.67	17	$893.67
	Other Accounts:	9	$505.64	3	$190.72

____________

(1)      As of December 31, 2025.

Portfolio Managers’ Ownership of Shares

Name of Portfolio Manager:	Dollar Range of Shares Beneficially Owned by Portfolio Manager(1):
Jason Cipriani	None
Jonathan Mandle	None

____________

(1)      As of December 31, 2025.

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Please retain this Supplement for future reference.